UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        HEADWAY CORPORATE RESOURCES, INC.
                        ---------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   422101105
                                   ---------
                                 (CUSIP Number)

                               James E. Kaye, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                July 15, 2002
                         -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 18 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13D

CUSIP No. 422101105                                           Page 2 of 18 Pages



1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

            MOORE CAPITAL MANAGEMENT, INC.

2    Check the Appropriate Box If a Member of a Group (See Instructions)
                                              a.   [_]
                                              b.   [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

            OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

            [ ]

6    Citizenship or Place of Organization

            Connecticut

                            7             Sole Voting Power
                                               0
Number of
  Common Shares
Beneficially                8             Shared Voting Power
  Owned By                                     4,653,500
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               4,653,500

11   Aggregate Amount Beneficially Owned by Each Reporting Person
              4,653,500

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Common Shares (See Instructions) [_]

13   Percent of Class Represented By Amount in Row (11)
              31.12%

14   Type of Reporting Person (See Instructions)
              CO, IA

                                  SCHEDULE 13D

CUSIP No. 422101105                                           Page 3 of 18 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

            LOUIS M. BACON

2    Check the Appropriate Box If a Member of a Group (See Instructions)
                                              a.   [_]
                                              b.   [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

            OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

            [_]

6    Citizenship or Place of Organization
                  United States

                            7             Sole Voting Power
                                                 0
Number of
  Common Shares
Beneficially                8             Shared Voting Power
  Owned By                                       5,675,000
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 5,675,000

11   Aggregate Amount Beneficially Owned by Each Reporting Person
              5,675,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Common Shares (See Instructions) [ ]

13   Percent of Class Represented By Amount in Row (11)
              35.83%

14   Type of Reporting Person (See Instructions)
              IA

                                  SCHEDULE 13D

CUSIP No. 422101105                                           Page 4 of 18 Pages

1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

            MOORE GLOBAL INVESTMENTS, LTD.

2    Check the Appropriate Box If a Member of a Group (See Instructions)
                                              a.   [_]
                                              b.   [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

            OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

            [_]

6    Citizenship or Place of Organization
                  Bahamas

                            7             Sole Voting Power
                                                 0
Number of
  Common Shares
Beneficially                8             Shared Voting Power
  Owned By                                       4,653,500
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 4,653,500

11   Aggregate Amount Beneficially Owned by Each Reporting Person
              4,653,500

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Common Shares (See Instructions) [ ]

13   Percent of Class Represented By Amount in Row (11)
              31.12%

14   Type of Reporting Person (See Instructions)
              CO

                                                              Page 5 of 18 Pages



            This Amendment No. 1 to Schedule 13D relates to Common Stock, $.0001 Par Value (the "Common Shares"), of Headway Corporate Resources, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on
Schedule 13D, dated April 24, 1998 (the "Initial Statement"). This Amendment No. 1 is being filed by the Reporting Person (as defined herein) to report that the number of Common Shares of which the Reporting Persons may be deemed to be the beneficial owners has increased by more than one percent of the outstanding Common Shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.     Identity and Background.

            This Statement is being filed on behalf of (1) Moore Capital Management, Inc., a Connecticut corporation ("MCM"), (2) Louis M. Bacon ("Mr. Bacon"), a United States citizen, in his capacity as (a) Chairman and Chief Executive Officer, director and controlling shareholder of MCM and (b) Chairman and Chief Executive Officer, director and majority interest holder in Moore Capital Advisors, LLC ("MCA"), and (3) Moore Global Investments, Ltd., a Bahamian corporation ("MGI"). MCM, Mr. Bacon and MGI are sometimes collectively referred to herein as the "Reporting Persons".

            MCM, a registered commodity trading advisor serves as discretionary investment manager to MGI. In such capacities, MCM may be deemed the beneficial owner of the Common Shares held for the account of MGI. MCA is a New York limited liability company and a registered commodity trading advisor and commodity pool operator. MCA serves as general partner and discretionary investment manager to Remington Investment Strategies, L.P. ("RIS"), a U.S. partnership. In such capacities, MCA may be deemed the beneficial owner of the Common Shares held for the account of RIS.

            This Statement relates to securities of the Issuer held for the accounts of MGI and RIS.

            Set forth in Annex A hereto and incorporated herein by reference, is updated information concerning the identity and background of the officers and directors of MCM.

Item 3.     Source and Amount of Funds or Other Consideration.

            The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

            The securities held for the accounts of MGI and RIS may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The securities which may be held in the margin accounts, including the Common Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.     Purpose of Transaction.

            The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

            The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of his general investment and trading policies, market conditions or other factors.

                                                             Page 6 of 18 Pages

Item 5.     Interest in Securities of the Issuer.

            (a) (i) Mr. Bacon may be deemed the beneficial owner of 5,675,000 Common Shares (approximately 35.83% of the total number of Common Shares outstanding assuming the conversion of all of the securities held for the accounts of MGI and RIS). This number consists of A) 615,000 Common Shares held for the account of MGI, B) 135,000 Common Shares held for the account of RIS, C) 4,038,500 Common Shares issuable upon the conversion of 205 Series G Preferred Stock held for the account of MGI and D) 886,500 Common Shares issuable upon the conversion of 45 Series G Preferred Stock held for the account of RIS.

                  (ii) MCM and MGI may be deemed the beneficial owner of 4,653,500 Common Shares (approximately 31.12% of the total number of Common Shares outstanding assuming the conversion of all of the securities held for the account of MGI). This number consists of A) 615,000 Common Shares held for the account of MGI and B) 4,038,500 Common Shares issuable upon the conversion of 205 Series G Preferred Stock held for the account of MGI.

            (b) (i) Mr. Bacon may be deemed to have the shared power to vote and the shared power to direct the disposition of the A) 750,000 Common Shares held for the accounts of MGI and RIS and B) 4,925,000 Common Shares issuable upon the conversion of the 250 shares of Series G Preferred Stock held for the accounts of MGI and RIS.

                  (ii) MCM and MGI may be deemed to have the shared power to vote and the shared power to direct the disposition of the A) 615,000 Common Shares held for the account of MGI and B) 4,038,500 Common Shares issuable upon the conversion of the 205 shares of Series G Preferred Stock held for the account of MGI.

            (c) Except for the transactions described in Item 6 below, which were effected in privately negotiated transactions, there have been no transactions with respect to the Common Shares since May 27, 2002 (60 days prior to the date hereof) by any of the Reporting Persons.

            (d)   (i)   The shareholders of MGI have the right to participate in
the receipt of dividends from, or proceeds from the sale of, Shares held by MGI in accordance with their ownership interests in MGI.

                  (ii) The partners of RIS have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by RIS in accordance with their partnership interests in RIS.

            (e)   Not Applicable.

                                                              Page 7 of 18 Pages

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer.

            On August 24, 2001, MGI, RIS, and the other holders (together with MGI and RIS, the "Holders") of the Issuer's Increasing Rate Senior Subordinated Notes (the "Notes") and Series F Preferred Stock entered into a Limited Waiver and Amendment (the "Limited Waiver") with the Issuer (a copy of which is incorporated by reference hereto as Exhibit F and incorporated herein by reference in response to this Item 6). Pursuant to the Limited Waiver, among other things, the Holders agreed to waive certain events of default under the terms of the Series F Preferred Stock and the Indenture relating to the Notes. In consideration for entering into the Limited Waiver, the Holders, including MGI and RIS, were granted certain warrants to purchase Shares from the Issuer. Under the initial series of warrants (the "Initial Warrants"), MGI received the right to subscribe for and purchase up to 205,000 Shares and RIS received the right to subscribe for and purchase up to 45,000 Shares. The Initial Warrants, exercisable from September 7, 2001 through September 7, 2006, initially had an exercise price of $1.10 per share. Under the second series of warrants (the "First Additional Warrants"), MGI received the right to subscribe for and purchase up to 235,750 Shares and RIS received the right to subscribe for and purchase up to 51,750 Shares. The First Additional Warrants, exercisable from January 2, 2002 through January 2, 2007, have an exercise price of $0.01 per share. Finally, under the third series of warrants (the "Second Additional
Warrants," and, together with the Initial Warrants and the First Additional Warrants, the "Warrants"), MGI received the right to subscribe for and purchase 174,250 Shares and RIS received the right to subscribe for and purchase up to 38,250 Shares. The Second Additional Warrants, exercisable from January 2, 2002 through January 2, 2007, initially had an exercise price of $3.05 per share.

            In addition, on September 7, 2001, as contemplated by the Limited Waiver, the Holders entered into an Exchange Agreement (the "Exchange Agreement") with the Issuer (a copy of which is incorporated by reference hereto as Exhibit G and incorporated herein by reference in response to this Item 6). Pursuant to the Exchange Agreement, all of the outstanding shares of Series F Preferred Stock were exchanged for an equal number of the newly-designated Series G Preferred Stock. Accordingly, pursuant to the Exchange Agreement, the 205 shares of Series F Preferred Stock held by MGI was converted into 205 shares of Series G Preferred Stock and the 45 shares of Series F Preferred Stock held by RIS was converted into 45 shares of Series G Preferred Stock. The terms of the Series G Preferred Stock are substantially identical to the terms of the Series F Preferred Stock, except that the terms of the Series G Preferred Stock contain certain downward conversion price adjustments if the Issuer fails to make certain scheduled payments of dividends on the Series G Preferred Stock and certain other payments ("Payments"). The initial conversion price of the Series G Preferred Stock was $5.58 per share. However, pursuant to the terms of the Series G Preferred Stock, because the Issuer failed to make certain Payments, the conversion price of the Series G Preferred Stock has been reduced and is currently $1.00 per share.

            On April 17, 2002, the Holders entered into a Second Limited Waiver (the "Second Limited Waiver") with the Issuer (a copy of which is incorporated by reference hereto as Exhibit H and incorporated herein by reference in response to this Item 6). Pursuant to the Second Limited Waiver, among other things, the Holders again agreed to waive certain relevant events of default under the terms of the Series G Preferred Stock and the Indenture relating to the Notes and in connection therewith, the exercise price of the Initial Warrants and the Second Additional Warrants were reduced to $0.25 per share.

            On May 29, 2002, MGI and RIS received Common Shares upon the exercise of all of the Warrants held for their accounts.

            The foregoing descriptions of the Limited Waiver, the Exchange Agreement and the Second Limited Waiver do not purport to be complete and are qualified in their entirety by the terms of such documents which are incorporated herein by reference.

            Except as set forth above, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.     Material to be Filed as Exhibits.

            The Exhibit Index is incorporated herein by reference.

                                   SIGNATURES


                                                              Page 8 of 18 Pages

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date:     July 26, 2002                  LOUIS M. BACON


                                         By:      /s/ Stephen R. Nelson
                                                  ------------------------------
                                         Name     Stephen R. Nelson
                                         Title    Attorney-in-Fact


                                         MOORE CAPITAL MANAGEMENT, INC.


                                         By:      /s/ Stephen R. Nelson
                                                  ------------------------------
                                         Name     Stephen R. Nelson
                                         Title    Vice President


                                         MOORE GLOBAL INVESTMENTS, LTD.

                                         By:      Moore Capital Management, Inc.
                                                  Its Investment Manager

                                         By:      /s/ Stephen R. Nelson
                                                  ------------------------------
                                         Name     Stephen R. Nelson
                                         Title    Vice President

                                                              Page 9 of 18 Pages

                                     ANNEX A

               Officers of Moore Capital Management, Inc. ("MCM")

Name/Citizenship     Principal Occupation                Business Address
----------------     --------------------                ----------------
Louis M. Bacon       Director, Chairman              1251 Avenue of the Americas
(United States)      Chief Executive Officer         New York, New York 10020

M. Elaine Crocker    Director & President            1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Michael Melnick      Director                        1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Christopher Pia      Director; Managing Director or  1251 Avenue of the Americas
(United States)      Foreign Exchange, Futures and   New York, New York 10020
                     Fixed Income Execution for
                     MCM and affiliates

Richard Axilron      Director; Director of Fixed     1251 Avenue of the Americas
(United States)      Income Trading for MCM and      New York, New York 10020
                     affiliates

Kevin F. Shannon     Director; Chief Financial       1251 Avenue of the Americas
(United States)      Officer for MCM and affiliates  New York, New York 10020

Stephen R. Nelson    Director; General Counsel of    1251 Avenue of the Americas
(United States)      MCM and affiliates              New York, New York 10020


                    Officers of Moore Global Investments Ltd.

Name/Citizenship        Principal Occupation            Business Address
----------------        --------------------            ----------------
Anthony Stocks             Director               Citco Fund Services (Curacao)
(United Kingdom)                                  N.V.
                                                  Kaya Flamboyan 9
                                                  P.O. Box 812
                                                  Willemstad, Curacao
                                                  Netherlands Antilles

Charles Hansard            Director               BBV Latinvest Securities
(Republic of Ireland)                             Limited
                                                  1 Angel Court
                                                  London
                                                  England EC2R 7HJ

                                                             Page 10 of 18 Pages


Robert Voges               Director               Curacao International Trust
(Curacao)                                         Company N.V.
                                                  De Ruyterkade 62
                                                  P.O. Box 812
                                                  Willemstad, Curacao
                                                  Netherlands Antilles

Inter Caribbean            Director               Bahamas Financial Centre
Services (Bahamas) Ltd.                           P.O. Box CB-13136
(Bahamas)                                         Nassau, Bahamas




         To the best of the Reporting Persons' knowledge:

         (a)      None of the above persons hold any Shares.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 11 of 18 Pages


                                  EXHIBIT INDEX

                                                                       Page No.
                                                                        -------

F. Limited Waiver and Amendment, dated as of August 24, 2001, by and among, Headway Corporate Resources, Inc., and the holders listed on the signature pages therein /1/

G.   Exchange  Agreement,  dated  as of  September  7,  2001,
     by  and  among  Headway Corporate  Resources,  Inc., Banc
     of America  Securities,  LLC, GarMark Partners, L.P.,
     Moore  Global  Investments,  Ltd.  and  Remington
     Investment  Strategies, L.P...............................          13

H. Second Limited Waiver, dated as of April 17, 2002, by and among, Headway Corporate Resources, Inc., and the holders listed on the signature pages therein /2/











--------
        /1/ Filed on November 14, 2001, as Exhibit 4.3 to the Issuer's quarterly report for the quarter ended September 31, 2001 (Commission File Number 1-16025).
        /2/ Filed on April 30, 2002, as Exhibit 4.13 to the Issuer's annual report for the fiscal year ended December 31, 2001 (Commission File Number 1-16025).